Call Emmy, Inc.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2022 & DECEMBER 31, 2021

(Unaudited)

TABLE OF CONTENTS

Independent Accountant's Review Report

To Management
Call Emmy, Inc.
Golden, Colorado

We have reviewed the accompanying financial statements of Call Emmy, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Company Management's Responsibility for the Financial Statements

Company management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrea M. Biagioli   March 13, 2023

Signature   Date

Andrea M. Biagioli
Certified Public Accountant (CPA)

CALL EMMY, INC. BALANCE SHEET

	As Of		
	December 31, 2022		December 31, 2021
ASSETS			
CURRENT ASSETS			
Cash & cash equivalents	$	88,977	$	76,865
Accounts receivable		9,782		-
Loans receivable		33,260		250
Total current assets		132,019		77,115
NON-CURRENT ASSETS			
Intangible assets (software development)	$	36,020	$	-
Accumulated amortization		(10,233)		-
Total non-current assets, net		25,787		-
TOTAL ASSETS	$	157,805	$	77,115
LIABILITIES & OWNER'S EQUITY			
CURRENT LIABILITIES			
Credit cards payable	$	22,454	$	9,842
Loans payable		38,493		-
Total current liabilities		60,947		9,842
TOTAL LIABILITIES	$	60,947	$	9,842
SHAREHOLDER'S EQUITY			
Common stock	$	709	$	709
Additional paid-in capital		43,869		33,576
Simple Agreements for Future Equity (SAFEs)		110,000		85,000
Retained earnings		(57,720)		(52,012)
TOTAL SHAREHOLDER'S EQUITY	$	96,858	$	67,273
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	157,805	$	77,115

CALL EMMY, INC. INCOME STATEMENT

	Year Ended	
	December 31, 2022	**December 31, 2021**
GROSS REVENUE	$ 310,487	$ 116,975
COST OF REVENUE		
Service provider payments	174,210	-
Outside services	56,135	113,112
Software & applications	17,662	2,901
Merchant account fees	10,930	-
Total Cost of Revenue	258,938	116,013
GROSS PROFIT/(LOSS)	51,549	963
OPERATING EXPENSES		
Contract labor	62,836	-
Advertising & marketing	47,194	21,322
Professional services	12,008	8,986
Payroll expenses	10,977	-
Amortization of software development	10,233	-
Travel, meals & entertainment	1,035	7,200
General & other expenses	26,503	14,949
Total operating expenses	170,786	52,458
OPERATING PROFIT (LOSS)	(119,236)	(51,495)
OTHER INCOME/(EXPENSE)		
Grant income	125,000	-
Interest income	-	47
Interest expense	(11,471)	(564)
NET PROFIT (LOSS)	$ (5,708)	$ (52,012)

CALL EMMY, INC. CASH FLOW STATEMENT

	Year Ended	
OPERATING ACTIVITIES	December 31, 2022	December 31, 2021
Net income/(loss)	$ (5,708)	$ (52,012)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization expense	10,233	-
Accounts receivable (increase)/decrease	(9,782)	-
Loans receivable (increase)/decrease	(33,010)	(250)
Credit cards payable increase/(decrease)	12,612	9,842
Loans payable increase/(decrease)	38,493	-
Total cash provided/(used) by operating activities:	12,839	(42,420)
INVESTING ACTIVITIES		
Software platform development	(36,020)	-
Total cash used by Investing Activities	(36,020)	-
FINANCING ACTIVITIES		
Shareholder investment	35,293	119,285
Total cash provided by Financing Activities	35,293	119,285
Cash at the beginning of period	76,865	-
Net Cash increase/(decrease) for period	12,112	76,865
Cash at the end of period	$ 88,977	$ 76,865

CALL EMMY, INC. SHAREHOLDER'S EQUITY STATEMENT

	Year Ended		
	December 31, 2022		December 31, 2021
SHAREHOLDER'S EQUITY			
Shareholder's Equity (Beginning of Year)	$	67,273	$ -
Shareholder's Contribution (During the Year)		35,293	119,285
Net Income/(Loss) Incurred (During the Year)		(5,708)	(52,012)
Total Shareholder's Equity	$	96,858	$ 67,273

Call Emmy, Inc. Notes to the Financial Statements

1.1 ORGANIZATION AND PURPOSE
Call Emmy, Inc. ("The Company"), is a corporation organized under the laws of the State of Delaware.
The Company operates an online application and website that provides users access to household services, such as cleaning, childcare, laundry, and organization services, and matches those customers with a provider to complete the tasks.

1.2 Fiscal Year
The Company operates on a December 31st year-end.

1.3 Principles of Consolidation and Basis of Accounting
The financial statements include the accounts of Call Emmy, Inc. as on December 31, 2022 and 2021. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

1.4 Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.5 Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2.0 BALANCE SHEET NOTES
2.1 Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and 2021, the Company's cash positions include its operating bank account.

2.2 Loans Receivable
Loans receivable represent loans made to officers of Call Emmy, Inc. These loans are expected to be repaid in full or in part in 2023.

2.3 Intangible Assets
Intangibles assets include software development costs, which will be amortized over the expected period to be benefitted. For the year ended December 31, 2022, a useful life of 24 months was applied to software development costs and intangible asset amortization was matched against resulting revenues beginning in May 2022.

2.4 Loans Payable
Loans payable represent funds borrowed from the Stripe Capital Program, secured against Stripe merchant receivables, and funds borrowed from Energize Colorado Gap Fund LLC. Repayment of the outstanding loan balance to Stripe is made using 19.6% of receipts from customers paying for Call Emmy, Inc. services using Stripe's payment service. As of December 31, 2022 and 2021, loans payable to Stripe totaled $28,493 and $0, respectively. Repayment of the outstanding loan balance to Energize Colorado commences in February 2023 with balloon payment due in February 2025. As of December 31, 2022 and 2021, loans payable to Energize Colorado totaled $10,000 and $0, respectively.

2.5 Stockholder's Equity

Stockholder's equity includes Simple Agreements for Future Equity (SAFEs) which may be converted to Safe Preferred Stock in the future. As of December 31, 2022 and 2021, SAFE agreements totaled $110,000 and $85,000, respectively.

3.0 INCOME STATEMENT NOTES

3.1 Revenue Recognition and Unearned Revenue

Revenues from services are recognized as the services are performed, the majority of which are collected via Stripe payment service.

3.2 Cost of Revenue

Cost of revenue includes payments to service providers and outside services in completion of tasks booked on the Call Emmy application, as well as merchant fees charged to collect payments from customers, software, and other applications used to generate revenue.

3.3 Contract Labor

Contract labor includes payments to contractors such as customer service, operations, and marketing consultants.

3.4 Advertising

Advertising and promotional costs are expensed as incurred and consists of fees paid to third party marketing companies, including Thumbtack, Facebook, and Google.

3.5 General & Other Expenses

General and other expenses include overall operation and administration of Call Emmy, Inc. These costs include human resources, insurance, office expenses and supplies, memberships, subscriptions, and bank fees.

4.0 BUSINESS COMBINATIONS

On February 1, 2022, Call Emmy, Inc. entered into an asset purchase agreement with Nanno, Inc., a Delaware corporation that provides on-demand childcare. In exchange for the assets of Nanno, Inc. a Simple Agreement for Future Equity was issued to Nanno, Inc. representing 10% of the of the total number of shares of outstanding Capital Stock on a fully diluted basis, upon equity financing, dissolution, or liquidation event of Call Emmy, Inc.